Exhibit 99.2

MATERIAL CHANGE REPORT

1.	Name and Address of Reporting Issuer:

Cipher Pharmaceuticals Inc.

2345 Argentia Road, Suite 100A

Mississauga ON L5N 8K4

2.	Date of Material Change:

October 2, 2015.

3.	News Release:

A news release was issued and disseminated on October 5, 2015 through CNW. A copy of the news release is attached hereto as Schedule “A”.

4.	Summary of Material Change:

On October 5, 2015 it was announced that a Settlement Agreement had been entered into that dismisses the patent litigation suit by Ranbaxy Inc., Ranbaxy Pharmaceuticals Inc., a Sun Pharma Company, Galephar Pharmaceutical Research Inc., and Cipher Pharmaceuticals Inc. against Actavis Laboratories Fl, Inc., Andrx Corp., Actavis, Inc. and Actavis Pharma, Inc., (collectively “Actavis”) related to the Abbreviated New Drug Application (ANDA) by Actavis for a generic version of Absorica® (Isotretinoin capsules). The Settlement Agreement is subject to review by the U.S. Federal Trade Commission and the U.S. Department of Justice.

5.	Full Description of Material Change:

Please see the news release attached hereto as Schedule “A”.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

None.

8.	Executive Officer:

For further information, please contact:

Norm Evans

Chief Financial Officer

Cipher Pharmaceuticals

(905) 602-5840 ext 223

(905) 602-0628 fax

nevans@cipherpharma.com

9.	Date of Report:

October 9, 2015

SCHEDULE “A”

News Release

(See attached)

for immediate release

CIPHER ANNOUNCES SETTLEMENT IN PATENT LITIGATION FOR ABSORICA®

MISSISSAUGA, ONTARIO, October 5, 2015 – Cipher Pharmaceuticals Inc. (NASDAQ:CPHR; TSX:CPH) (“Cipher” or “the Company”) today announced that the Company, along with its partners, Ranbaxy Pharmaceuticals, Inc. (“Ranbaxy”), a Sun Pharma Company, and Galephar Pharmaceutical Research, Inc. (“Galephar”), have entered into a Settlement Agreement with Actavis Laboratories F1, Inc., Andrx Corp., Actavis, Inc. and Actavis Pharma, Inc. (“Actavis”) that dismisses the patent litigation suit relating to Actavis’ Abbreviated New Drug Application (ANDA) for a generic version of Absorica® (isotretinoin capsules).

As part of the Settlement Agreement, Cipher, Ranbaxy and Galephar have entered into a non-exclusive license agreement with Actavis under which Actavis may begin selling its generic version of Absorica® in the U.S. on December 27, 2020 (approximately nine months prior to the expiration of the patents in September 2021) or earlier under certain circumstances.

The Settlement Agreement is subject to review by the U.S.  Federal Trade Commission and the U.S. Department of Justice.

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (NASDAQ:CPHR; TSX:CPH) is a rapidly growing specialty pharmaceutical dermatology company with a diversified portfolio of commercial-stage products with the goal of becoming the most customer-centric dermatology company in North America.

Cipher has completed seven transactions in 2015, including the acquisition of Innocutis and its nine branded dermatology products, to build its U.S. commercial presence, expand its Canadian dermatology franchise and broaden its pipeline. Cipher is well-capitalized to drive long-term, sustained earnings growth by leveraging its proven clinical development capabilities and efficient commercial execution. For more information, visit www.cipherpharma.com.

Forward-Looking Statements

Statements made in this news release may be forward-looking and therefore subject to various risks and uncertainties. The words “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “hope” and “continue” (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.  Factors that could cause results to vary include those identified in the Company’s Annual Information Form, Form 40-F and other filings with Canadian and U.S. securities regulatory authorities. These factors include, but are not limited to our ability to enter into in-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our  dependency on three products;  integration difficulties and other risks if we acquire or in-license technologies or product candidates;  reliance on third parties for the marketing of our products; the product approval process is highly unpredictable;  the timing of completion of clinical trials; reliance on third parties to manufacture our products; we may be subject to product liability claims; unexpected product safety or efficacy concerns may arise; generate revenue from a limited number of distribution and supply agreements; the pharmaceutical industry is highly competitive; requirements for additional capital to fund future operations; dependence on key managerial personnel and external collaborators;  no assurance that we will receive regulatory approvals in the U.S., Canada or any other jurisdictions;  limitations on reimbursement in the healthcare industry; limited reimbursement for products by government authorities and third-party payor policies;  various laws pertaining to health care fraud and abuse; reliance on the success of strategic investments and partnerships; the publication of negative results of clinical trials; unpredictable development goals and projected time frames; rising insurance costs; ability to enforce covenants not to compete; risks associated with the industry in which it operates; foreign currency risk; the potential violation of intellectual property rights of third parties; our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our products; changes in U.S., Canadian or foreign patent law; litigation in the pharmaceutical industry concerning the manufacture and supply of novel versions of existing drugs that are the subject of conflicting patent rights; inability to protect our trademarks from infringement; shareholders may be further diluted; volatility of our share price; a significant shareholder; we do not currently intend to pay dividends; our operating results may fluctuate significantly; we may be unsuccessfyl in evaluating material risks involved in complete and future acquisitions; we may be unable to identify, acquire or integrate acquisition targets successfully; operations in the U.S.; and inability to meet covenants on our credit facilities. All forward-looking statements presented herein should be considered in conjunction with such filings. Except as required by Canadian or U.S. securities laws, the Company does not undertake to update any forward-looking statements; such statements speak only as of the date made.

For more information, please contact:

Investors

In Canada:	In the United States:
Lawrence Chamberlain	Thomas Hoffmann
NATIONAL Equicom	The Trout Group LLC
(416) 848-1457	(646) 378-2931
lchamberlain@national.ca	thoffmann@troutgroup.com

Media

Mike Beyer
Sam Brown Inc.
Office: (773) 463-4211
Mobile: (312) 961-2502
mikebeyer@sambrown.com